UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Marrone Bio Innovations, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

57165B106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57165B106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CGI Opportunity Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,270,085
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,270,085
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,270,085
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person (See Instructions) PN

Page 2 of 9 Pages

CUSIP No. 57165B106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CGI Opportunity Gen Par II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,270,085
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,270,085
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,270,085
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person (See Instructions) OO

Page 3 of 9 Pages

CUSIP No. 57165B106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter V. Ueberroth
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,272,465
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,272,465
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,272,465
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person (See Instructions) IN

Page 4 of 9 Pages

CUSIP No. 57165B106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joseph Ueberroth
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,270,085
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,270,085
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,270,085
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person (See Instructions) IN

Page 5 of 9 Pages

Item 1(a)	Name of Issuer.

Marrone Bio Innovations, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1540 Drew Avenue, Davis, CA 95618

Item 2(a)	Name of Person Filing.

This statement is filed by CGI Opportunity Fund II, L.P. (“CGI Fund”), CGI Opportunity Gen Par II, LLC (“CGI Gen Par”), Peter V. Ueberroth and Joseph Ueberroth (together, the “Reporting Persons”).

As of December 31, 2015, (i) CGI Fund was the record holder of 1,270,085 shares (the “CGI Shares”) and (ii) Ueberroth Family Trust dated June 27, 1986 (the “Trust”) was the record holder of 2,380 shares (the “Trust Shares” and, together with the CGI Shares, the “Record Shares”).

CGI Gen Par, as the sole general partner of CGI Fund, together with Peter V. Ueberroth and Joseph Ueberroth, as the partners of CGI Gen Par, may be deemed to beneficially own the CGI Shares. Peter V. Ueberroth, as the trustee of the Trust, may be deemed to beneficially own the Trust Shares. Such persons and entities disclaim beneficial ownership of the Record Shares except to the extent of pecuniary interest therein.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b)	Address of Principal Business Office or, if none, Residence.

The address of CGI Fund , CGI Gen Par and Peter V. Ueberroth is:

23 Corporate Plaza, Suite 240

Newport Beach , CA 92660

The address of Joseph Ueberroth is:

201 Shipyard Way, Ste. D

Newport Beach, CA 92663

Item 2(c)	Citizenship.

CGI Opportunity Fund II, L.P. –Delaware

CGI Opportunity Gen Par II –Delaware

Peter V. Ueberroth – United States

Joseph Ueberroth – United States

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.00001 per share

Item 2(e)	CUSIP Number.

57165B106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 6 of 9 Pages

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 24,464,582 shares of Common Stock outstanding as of November 9, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 filed on November 16, 2015.1

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[1]	The Reporting Persons also hereby report the following historical information related to their beneficial ownership of shares of the Issuer:

Number and Percentage of Shares Beneficially Owned	Date
1,272,466 / 6.6%	December 31, 2013

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CGI Opportunity Fund II, L.P.

By:	/s/ Peter V. Ueberroth
Name:	Peter V. Ueberroth
Title:	General Partner

CGI Opportunity Gen Par II, LLC

By:	/s/ Peter V. Ueberroth
Name:	Peter V. Ueberroth
Title:	Managing Director

By:	/s/ Peter V. Ueberroth
Name:	Peter V. Ueberroth

By:	/s/ Joseph Ueberroth
Name:	Joseph Ueberroth

Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement, dated as of February 16, 2016

Page 9 of 9 Pages